Exhibit 4.1

Cert. No.	No. of Shares
0	0

ASCEND TELECOM HOLDINGS LIMITED

(the “Company”)

This is to certify that [Name of Shareholder] of [Address] is the registered proprietor of [No. of shares] Ordinary Shares of [USD$1.00] in the Company subject to the Memorandum and Articles of Association thereof.

Executed on behalf of the Company
the day of 20

Director